

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 18, 2017

<u>Via E-Mail</u>
Charles A. Ross, Jr.
President and Chief Executive Officer
American Rebel Holdings, Inc.
718 Thompson Lane, Suite 108-199
Nashville, Tennessee 37204

> **Re: American Rebel Holdings, Inc.**
> **Form 8-K**
> **Filed June 22, 2017**
> **File No. 000-55728**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Forward –Looking Statements, page 2</u>

1. Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

<u>Item 1.01 Entry Into a Material Definitive Agreement, page 3</u>

2. Please disclose the identity of the parties to the Stock Purchase and Reorganization Agreement and Amendment No. 1 to such agreement. Please see Item 1.01(a)(1) of Form 8-K.

Form 10 Disclosure, page 4

3. It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the reverse merger, as you had no or nominal operations and no or nominal non-cash assets. As a result, please amend your Form 8-K as required by Item 2.01(f) of Form 8-K to provide the complete information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, including Items 5, 7, and 9 of Form 10.

Risks Related to our Common Stock, page 28

14. The Company Sold Shares Without an Underwriter, page 28

4. Please remove disclosure relating to an offering of common stock.

Item 3.02 Unregistered Sales of Equity Securities, page 45

5. Please provide the disclosure required by Item 701 of Regulation S-K for all unregistered sales of securities within the past three years under this section, including the exemption from registration claimed and the facts relied upon to make the exemption available.

Item 5.01 Change in Control of Registrant, page 47

6. We note disclosure throughout the filing that 17,421,000 common shares are held by former Rebel shareholders following the reverse merger transaction. However, in this section, 17,885,000 common shares are disclosed as being held by former Rebel shareholders after the reverse merger. Please advise us as to how these disclosures are consistent.

Item 9.01 Financial Statements and Exhibits, page 49

7. Please file the Stock Purchase Agreement dated November 23, 2016 including the Buyers Signature page, include such agreement in the exhibit index, and refile Amendment No. 1 to the Stock Purchase agreement to include the Buyers Signature page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Blair Krueger, Esq.